EXHIBIT 99.1

Cellectis secures a €40 million credit facility from the European Investment Bank to support its Research, Development and Innovation activities

  The credit facility will enable Cellectis to support the development of its UCART product candidates pipeline

  The credit facility consists of three tranches of €20 million, €15 million, and €5 million respectively, each redeemable in fine in 6 years

  The credit facility is part of the European Investment Bank’s strategy to support biotech companies developing a high-level of expertise in various therapeutic areas with significant unmet medical needs

PARIS, Dec. 28, 2022 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS – NASDAQ: CLLS) (the “Company“), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today announced that it has entered into a €40 million credit facility agreement with the European Investment Bank (“EIB”) (the “Finance Contract”).

The Company plans to use the facility toward the development of its pipeline in the field of allogeneic CAR T-cell product candidates, UCART22, UCART20x22, UCART123 and UCARTCS1.

The €40 million facility is divided into three tranches: €20 million for the first tranche (“Tranche A”), €15 million for the second tranche (“Tranche B”) and €5 million for the third tranche (“Tranche C”). The disbursement of each tranches, including the first disbursement of Tranche A, is subject to certain conditions which, as of the date of this press release, remain to be satisfied.

The disbursement of Tranche A is subject to, among other things:

  the execution of a warrant agreement (see hereafter) to be entered into with the EIB, issue of the warrants relating to Tranche A; and
  the completion of certain clinical development milestone by Cellectis’ licensee.

The disbursement of Tranche B is subject to, among other things,

  the full drawdown of Tranche A,
  the issue of the warrants relating to Tranche B,
  cash injection for an aggregate amount of at least €20 million as from October 31, 2022, receipt by the Company of an aggregate amount of upfront and milestones payments in the context of existing or new partnerships of at least €15 million, at least two clinical trials are actively recruiting,
  no more than one clinical trial is ongoing mandatory holds

The disbursement of Tranche C is subject to, among other things,

  the full drawdown of Tranche B,
  the issue of the warrants relating to Tranche C,
  cash injection for an aggregate amount of at least €25 million as from October 31, 2022, receipt by the Company of an aggregate amount of upfront and milestones payments in the context of existing or new partnerships of at least €25 million, at least two clinical trials are actively recruiting out of which one in the context of a pivotal study or at least two clinical trials are actively recruiting in the context of expansion phase studies, at least two clinical trials are not ongoing mandatory holds

The three tranches will be available within 36 months following the signature of the Finance Contract.

“This EIB financing, which is minimally dilutive for our shareholders, is excellent news for Cellectis and a recognition of the work accomplished by our teams. It will allow us to support the development of our UCART product candidates” said André Choulika, Ph.D., Chief Executive Officer of Cellectis.

The credit will carry a decreasing fixed payment-in-kind (PIK) interest rate per tranche, with 8% for Tranche A, 7% for Tranche B and 6% for Tranche C, and with a maturity of six years for each tranche. Such PIK interest shall be capitalized annually, payable at maturity and added to the outstanding principal amount of the credit and therefore bear interest.

Subject to certain terms and conditions, upon the occurrence of standard events of default (i.e. including payment default, misrepresentation, cross default), EIB may demand immediate repayment by the Company of all or part of the outstanding debt and/or cancel any undisbursed tranches.

The Finance Contract will be supplemented by a warrants agreement to be concluded to determine terms and conditions of the warrants to be issued to the benefit of the EIB on which the Company will communicate on due course.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com. Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

Forward-looking Statements and Legal Notices

Caution should be exercised when interpreting preliminary results and results relating to a small number of patients or individually presented case studies—such results should not be viewed as predictive of future results.

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “could,” “expect,” “intend,”, “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “scheduled,” “should,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about our ability to execute the warrants agreement, and the ability to progress our clinical trials . These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the risk that initial, interim and preliminary data from clinical trials may change as more data becomes available, and that subsequent data may not confirm any early result; the risk of disruptions or delays in our clinical trials as a result of failures by third-parties on whom we rely or arising out of regulatory inquiries or delays; the risk of manufacturing delays or problems; the risk associated with increased competition and/or adequate enrollment to support our clinical trials; and the numerous other risks associated with biopharmaceutical product candidate development. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information, please contact:

Media contacts:

Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Investor Relation contact:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Attachment

  20221227_EIB_press release (https://ml.globenewswire.com/Resource/Download/5cf1d012-54c6-4286-bafd-c8cf7c4fee13)